

September 7, 2023

Oliver Reichert
Chief Executive Officer
Birkenstock Holding Ltd
1-2 Berkeley Square
London W1J 6EA
United Kingdom

>   **Re: Birkenstock Holding Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted August 24, 2023**
>   **CIK No. 0001977102**

Dear Oliver Reichert:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Our Ordinary Shares and the Offering
Our Principal Shareholder controls us, and their interests may conflict with ours or yours in the future., page 60

1.   We note your disclosure on page 171 that when MidCo beneficially owns less than a majority, but at least 5% of your ordinary shares, it will be entitled to designate for nomination a number of directors in proportion to its ownership of your ordinary shares. Please revise your disclosure in this section to state this clearly. In addition, where you state that for so long as the principal shareholder continues to own a "significant"

percentage, it will be able to "significantly" influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power, please revise to include specific rights based on exact ownership amounts.

Business
Operations
Logistics, page 139

2.	We note your reference to opening a Geodis facility in Columbus, Ohio. Please provide more information regarding this facility.

Tax Receivable Agreement, page 169

3.	We note your disclosure that the description is a summary of "certain" material terms. Please revise to remove "certain" and confirm that all material terms of the agreement have been discussed. In addition, please add the agreement to the exhibit index.

Related Party Transactions
Shareholders' Agreement, page 171

4.	Please revise the final sentence of this section to remove the qualification that the summary is not complete and confirm that all material terms of the agreement have been described.

General

5.	We note your letter from your CEO. Please relocate the letter to a more appropriate location in your prospectus, such as the section beginning on page 114. In addition, please provide support for your statement on page ix that you have set a standard that others cannot replicate.

	You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:	Ross Leff